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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        KENTEK INFORMATION SYSTEMS, INC.
                              (NAME OF THE ISSUER)

                              KE ACQUISITION CORP.
                                PHILIP W. SHIRES
                                DONALD W. SHIRES
                                   RENEE BOND
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    490807104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ----------------------

                                PHILIP W. SHIRES
                              KE ACQUISITION CORP.
                              2945 WILDERNESS PLACE
                             BOULDER, COLORADO 80301
                            TELEPHONE: (303) 440-5500

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                             ----------------------

                                    COPY TO:

     JAMES H. CARROLL, ESQ.                       THOMAS R. STEPHENS, ESQ.
       COOLEY GODWARD LLP                  BARTLIT BECK HERMAN PALENCHAR & SCOTT
2595 CANYON BOULEVARD, SUITE 250                   511 SIXTEENTH STREET
    BOULDER, COLORADO 80302                       DENVER, COLORADO 80202
   TELEPHONE: (303) 546-4000                    TELEPHONE: (303) 592-3100

This statement is filed in connection with (check the appropriate box):
[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ] (b) The filing of a registration statement under the Securities Act of 1933.
[ ] (c)  A tender offer.
[ ] (d)  None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

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                           CALCULATION OF FILING FEE:

      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
      ----------------------                         ----------------------
           $38,168,420                                      $7,633.68

* For purposes of calculating the fee only. The amount assumes the purchase of 4,604,152 shares of Common Stock, par value $.01 per share, of Kentek Information Systems, Inc. at $8.29 net in cash per share for shares not owned by the persons filing this statement.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:                            Filing Parties:
                 $7,633.68                                KE Acquisition Corp.
                                                            Philip W. Shires
         Form or Registration No.:
         Preliminary Schedule 13E-3                     Date Filed: June 6, 1999

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                                  INTRODUCTION

     This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to a Merger Agreement, dated as of May 14, 1999 (as amended from time to time, the "Merger Agreement"), among Kentek Information Systems, Inc., a Delaware corporation ("Kentek"), and KE Acquisition Corp., a Delaware corporation ("KE Acquisition"), pursuant to which KE Acquisition will merge with and into Kentek (the "Merger"). A copy of the Merger Agreement is filed as Annex A to the Proxy Statement on Schedule 14A (the "Proxy Statement") filed by Kentek with the Securities and Exchange Commission (the "Commission") on the date hereof. This
Schedule 13E-3 is being filed by KE Acquisition, Philip W. Shires, Donald W. Shires and Renee Bond (collectively, the "Schedule 13E-3 Filing Parties"). Philip W. Shires, the President and Chief Executive Officer and a member of the Board of Directors of Kentek, is the sole stockholder, officer and director of KE Acquisition. Donald W. Shires and Renee Bond are employees of Kentek who will likely purchase significant equity interests in Kentek after the consummation of the Merger.

     The following responses and cross-references are being supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) Kentek is the issuer of the securities subject to this Schedule 13E-3. The information set forth in the cover page to the Proxy Statement and the section entitled "Summary--The Company" is incorporated herein by reference.

     (b) The information set forth in the cover page to the Proxy Statement and in the sections entitled "Price of the Common Stock" and "The Special Meeting--Record Date; Stock Entitled to Vote; Quorum; Voting at the Special Meeting" is incorporated herein by reference.

     (c)-(d) The information set forth in the section entitled "Price of the Common Stock" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the section entitled "Special Factors--Relevant Background Information" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by the Schedule 13E-3 Filing Parties. See "Buyer." The information set forth in the cover page to the Proxy Statement and in the sections entitled "Summary--The Buyer," "--The Company," "Buyer," and Annex D to the Proxy Statement is incorporated herein by reference.

     (e)-(f) Neither Kentek nor any of the Schedule 13E-3 Filing Parties, or to the best knowledge of the officers and directors of KE Acquisition and Kentek, any of the persons listed in Annex D to the Proxy Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding that resulted in a judgment, decree or final order finding any violation of U.S. or state securities laws or enjoining further violations of, or prohibiting activities to, any such law.



                                       i.
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ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1) The information set forth in the sections entitled "Background of the Merger--Background of the Proposed Merger Transaction," "--Certain Transactions," and "Special Factors--Certain Effects of the Transaction" is incorporated herein by reference.

     (2) The information set forth in the sections entitled "Special Factors" and "Background of the Merger" is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Special Factors," "Background of the Merger--Background of the Proposed Merger Transaction," and "--Plans For Kentek After the Merger; Conduct of the Business of Kentek if the Merger is not Consummated" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)-(b) The information set forth in the sections entitled "Certain Provisions of the Merger Agreement," "The Merger," "Special Factors--Certain Effects of the Transaction," "Background of the Merger--Background of the Proposed Merger Transaction" and "--Plans for Kentek After the Merger; Conduct of the Business of Kentek if the Merger is not Consummated" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the sections entitled "Special Factors--Certain Effects of the Transaction," "Background of the Merger--Plans for Kentek After the Merger; Conduct of the Business of Kentek if the Merger is not Consummated," "The Merger," "Certain Provisions of the Merger Agreement" and "Price of Kentek Common Stock" is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(d) The information set forth in the sections entitled "The Merger--Merger Financing" and "Certain Provisions of the Merger
Agreement--Payment of Fees and Expenses" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) The information set forth in the sections entitled "Special Factors--Purpose of the Merger," "--Alternative Strategic Transactions Considered by Kentek" and "Background of the Merger--Plans For Kentek After the Merger; Conduct of the Business of Kentek if the Merger is not Consummated" is incorporated herein by reference.

     (d) The information set forth in the sections entitled "The Merger--Certain Federal Income Tax Consequences," "--Merger Consideration," "--Accounting Treatment," "Certain Provisions of the Merger Agreement--Structure; Timing," "--Employee and Director Stock Options," "--Conversion of Shares," "--Consequences of the Merger" and "Special Factors--Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Special Factors--Purpose of the Merger" and "--Reasons of Kentek for the Merger; Fairness of the Merger" is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Special Factors--Relevant Background Information," "--Purpose of the Merger," "--Reasons of Kentek for the Merger; Fairness of the Merger," "Background of the Merger--Background of the Proposed Merger Transaction" and "--Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.



                                      ii.
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     (c) The information set forth in the section entitled "The Special
Meeting--Required Votes" is incorporated herein by reference.

     (d) The information set forth in the sections entitled "Background of the Merger--Opinion of Financial Advisor to the Board and the Special Committee," "--Background of the Proposed Merger Transaction" and "Special Factors--Reasons of Kentek for the Merger; Fairness of the Merger" is incorporated herein by reference.

     (e) The information set forth in the cover page to the Proxy Statement and in the sections entitled "Background of the Merger--Recommendation of the Special Committee and the Board of Directors" is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth in the sections entitled "Background of the Merger--Background of the Proposed Merger Transaction," "--Opinion of Financial Advisor to the Board and the Special Committee" and "--Analyses Performed by the Financial Advisor to the Board and the Special Committee" is incorporated herein by reference.

     (b)(1)-(5) The information set forth in the sections "Background of the Merger--Background of the Proposed Merger Transaction," "--Opinion of Financial Advisor to the Board and the Special Committee" and "--Analyses Performed by the Financial Advisor to the Board and the Special Committee" is incorporated herein by reference.

     (b)(6) The information set forth in the section entitled "Background of the Merger--Opinion of Financial Advisor to the Board and the Special Committee" and "--Analyses Performed by the Financial Advisor to the Board and the Special Committee" is incorporated herein by reference.

     (c) The information set forth in the sections entitled "Available Information" and "Background of the Merger--Opinion of Financial Advisor to the Board and the Special Committee" is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the sections entitled "Security Ownership of Certain Beneficial Owners and Management," "The Merger--Interests of Certain Persons in the Merger" and Annex D to the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the sections entitled "Background of the Merger--Background of the Proposed Merger Transaction," "The Merger--Merger Financing" and "Certain Provisions of The Merger Agreement" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a) The information set forth in the sections entitled "Summary--The Special Meeting," "--Security Ownership of Management," "The Merger--Interests of Certain Persons in The Merger" and "The Special Meeting--Required Votes" is incorporated herein by reference.

     (b) The information set forth in the sections entitled "Special Factors--Purpose of the Merger," "--Reasons of Kentek for the Merger; Fairness of the Merger," "Background of the Merger--Recommendation of the Special Committee and the Board of Directors," and "--Background of the Proposed Merger Transaction" is incorporated herein by reference.


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ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the sections entitled "Appraisal Rights," "The Special Meeting--Appraisal Rights" and "Annex C--Section 262 of the Delaware General Corporation Law" is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14.  CONSOLIDATED FINANCIAL STATEMENTS.

     (a)(1) The information set forth in the section entitled "Annex E--Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1998" is incorporated herein by reference.

     (2) The information set forth in the section entitled "Annex F--Quarterly Report on Form 10-Q for the Period Ended March 31, 1999" is incorporated herein by reference.

     (3)-(4) The information set forth in the section entitled "Selected Consolidated Financial Data of Kentek" is incorporated herein by reference.

     (b)(1)-(3)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the sections entitled "Background of the Merger--Background of the Proposed Merger Transaction" and "The Special Meeting--Solicitation of Proxies" is incorporated herein by reference.

     (b) The information set forth in the sections entitled "The Special Meeting--Solicitation of Proxies" and "Certain Provisions of the Merger Agreement--Payment of Fees and Expenses," is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Additional Information is set forth in the Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     The Exhibit Index attached to this Transaction Statement is incorporated herein by reference.



                                      iv.
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                                    SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  September 28, 1999                 KE ACQUISITION CORP.



                                           By: /s/ Philip W. Shires
                                               ---------------------------------
                                           Name:  Philip W. Shires
                                           Title: President

                                                 /s/ PHILIP W. SHIRES
                                           -------------------------------------
                                                     PHILIP W. SHIRES

                                                 /s/ DONALD W. SHIRES
                                           -------------------------------------
                                                     DONALD W. SHIRES

                                                     /s/ RENEE BOND
                                           -------------------------------------
                                                         RENEE BOND


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                                  EXHIBIT INDEX

     EXHIBIT
     NUMBER                               DESCRIPTION
     -------                              -----------
     17(a)             Not Applicable

     17(b)(1) Fairness Opinion of Janney Montgomery Scott (incorporated herein by reference to Annex B to the Proxy Statement filed as Exhibit 17(d)(1) hereto).

     17(b)(2)          Presentation to the Special Committee and Board of
                       Directors of Kentek Information Systems, Inc., by Janney
                       Montgomery Scott, dated May 14, 1999.

     17(b)(3)          Supplemental Presentation to the Special Committee and
                       Board of Directors of Kentek Information Systems, Inc., by Janney Montgomery Scott, dated August 13, 1999.

     17(b)(4)          Supplemental Presentation to the Special Committee and
                       Board of Directors of Kentek Information Systems, Inc., by Janney Montgomery Scott, dated September 10, 1999.

     17(c)(1) Merger Agreement, dated as of May 14, 1999, among Kentek and KE Acquisition (incorporated herein by reference to Annex A to the Proxy Statement filed as Exhibit 17(d)(1) hereto).

     17(c)(2)          Commitment Letter, dated as of April 19, 1999, among KE
                       Acquisition and US Bank, N.A.

     17(d)(1)          Definitive Proxy Statement (filed herewith).

     17(e)             Section 262 of the Delaware General Corporation Law
                       (incorporated herein by reference to Annex C to the Proxy
                       Statement filed as Exhibit 17(d)(1) hereto).

     17(f)             Not applicable.



                                      vi.